Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

June 24, 2010	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via Edgar

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549 Attn: Bryan J. Pitko
Re:	Novelos Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-166744

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 11, 2010 (as amended, the “Registration Statement”).  The Registration Statement covers the direct offering of shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), and warrants to purchase shares of Common Stock, by the Company, such shares of Common Stock (including share underlying such warrants) not to exceed 60,000,000 in the aggregate.

The principal purposes of the Amendment are as follows:

•	To include the Company’s financial information for the first quarter of 2010;

•	To change the offering contemplated in the prospects from an offering solely of Common Stock to an offering of units consisting of Common Stock and warrants to purchase Common Stock;

•	To specify the termination date of the offering, July 21, 2010; and

Securities and Exchange Commission
June 24, 2010

•	To update the disclosure as necessary to reflect events occurring since the initial filing of the Registration Statement on May 11, 2010.

We have transmitted under separate cover a marked copy of the Amendment comparing it to the Registration Statement as first filed with the Commission on May 11, 2010 to facilitate your review.

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork
Paul Bork

PB:mse

cc:	Mr. Harry Palmin
Mr. Matthew Eckert